UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER (12) G
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number  333-120575-57

Structured Asset Securities Corporation

(Exact Name of Registrant as Specified in its Charter)

745 Seventh Avenue, 7th Floor, New York, New York  10019;   (212) 526-7000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

STRUCTURED ADJUSTABLE RATE MORTGAGE LOAN TRUST
Mortgage Pass-Through Certificates
Series 2005-19XS

(Title of each class of securities covered by this form)

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15 (d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1) (i)	[ ]	Rule 12h-3 (b) (1) (i)	[ X ]
Rule 12g-4 (a) (1) (ii)	[ ]	Rule 12h-3 (b) (1) (ii)	[ ]
Rule 12g-4 (a) (2) (i)	[ ]	Rule 12h-3 (b) (2) (i)	[ ]
Rule 12g-4 (a) (2) (ii)	[ ]	Rule 12h-3 (b) (2) (ii)	[ ]
		Rule 15d-6	[ X ]

Approximate number of holders of record as of the certification or notice date:   Fifty eight (58)

Pursuant to the requirements of the Securities Exchange Act of 1934,  Structured Asset Securities Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

By:  U.S. Bank National Association, as  Trustee  for:

STRUCTURED ADJUSTABLE RATE MORTGAGE LOAN TRUST

Mortgage Pass-Through Certificates

Series 2005-19XS

By:

/s/ Diana Kenneally

Name:

Diana Kenneally

Title:

Assistant Vice President

Date:  30-Jan-06

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.